Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

February 9, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	JinkoSolar Holding Co., Ltd. (the “Company”)
Registration Statement on Form F-1 (File No. 333-164432)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we hereby advise you that between January 26, 2010, and the date hereof, copies of the Company’s Preliminary Prospectus dated January 26, 2010 were distributed as follows: 7,550 copies to prospective underwriters, institutional investors, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Pursuant to Rule 461 under the Securities Act, we hereby join in the request of the Company that the effectiveness of the above-captioned Registration Statement, as amended, to be accelerated to 4:00 pm, Eastern Standard Time, on February 10, 2010 or as soon thereafter as practicable. This letter supersedes our prior acceleration request letter dated February 5, 2010.

[Signature page to follow]

Sincerely,

Goldman Sachs (Asia) L.L.C.

As Representative of the Several Underwriters

By:	/s/ Alex Schrantz
Name:	Alex Schrantz
Title:	Managing Director